ADAM A. LEWIS (BAR NO. 88736)
PATRICIA S. MAR (BAR NO. 45593)
JEFFREY M. KAYES (BAR NO. 216089)
MORRISON & FOERSTER LLP
425 Market Street
San Francisco, California 94105-2482
Telephone: (415) 268-7000
Facsimile: (415) 268-7522

Attorneys for Debtor
WESTERN WATER COMPANY

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF CALIFORNIA

In re WESTERN WATER, LLC, Debtor.	Case No. 05-42839 Chapter 11

DISCLOSURE STATEMENT FOR FIRST AMENDED

PLAN OF REORGANIZATION OF WESTERN WATER COMPANY

December 29, 2005

TABLE OF CONTENTS

Page

I.	SUMMARY OF THE PLAN			1
	A.	Overview		1
	B.	Summary of Claims and Treatment in Plan		1
	C.	Effective Date of the Plan		3
	D.	Source and Timing of Distributions		3
II.	BACKGROUND OF WESTERN WATER			3
	A.	Western Water and Its Business		3
	B.	The Debtor’s Corporate Structure		5
	C.	Reason for Chapter 11 Filing		6
III.	THE CHAPTER 11 PROCEEDINGS			6
	A.	Management of the Debtor		7
	B.	Creditors Committee		7
	C.	Post-Petition Financing		7
	D.	Sale of Cherry Creek Project		7
IV.	ASSETS AND LIABILITIES			8
	A.	Assets		8
	B.	Prepetition Claims or Potential Claims		9
	C.	Postpetition Liabilities		9
	D.	Prepetition Liabilities		10
V.	THE PLAN OF REORGANIZATION			11
	A.	Classification and Treatment of Claims and Interests		11
		1.	Administrative Claims, Including Professional Fee Claims (Unclassified)	11
		2.	Priority Tax Claims (Unclassified)	12
		3.	Class 1. Priority Wage Claims	12
		4.	Class 2-A. Secured Real Property Taxes - Yuba County	13
		5.	Class 2-B. Other Secured Claims	13

6.	Class 3-A. General Unsecured Claims Other Than Debenture Claims and Promissory Note Claims 14

	7.Class 3-B. Debenture Claims	14
	8.Class 3-B. Promissory Note Claims	14
	9.Class 4-A. Series F Preferred Stock Interests	15
	10.Class 4-B. Series C Preferred Stock Interests	15
	11.Class 4-C. Other Equity Interests	15
VI.	IMPLEMENTATION OF THE PLAN	16
	A.Continuation of the Debtor; Corporate Governance	16
	B.Cancellation of Existing Equity Interests; Issuance of New Common Stock	16
	C.Restrictions on Transfer of New Common Stock	16
	D.Revesting and Disposition of Assets	17
	E.Distribution Account	17
	F.Claims Objection Deadline	18
	G.Preservation of Retained Claims	18
	H.Creditors Committee	18
	I.Notices After the Effective Date	18
VII.	CONFIRMATION PROCEDURES	19
	A.Voting on the Plan	19
	B.Acceptances Necessary for Confirmation	19
	1.Impaired Classes of Claims and Interests	19
	2.Acceptance By Impaired Classes	19
	3.Confirmation Without Acceptances of All Classes (Cramdown)	20
	C.Objections to Confirmation	20
	D.Confirmation Hearing	21
VIII.	PLAN CONFIRMATION ISSUES	21
	A.Feasibility of the Plan	21
	B.Chapter 7 Liquidation Analysis	22
IX.	EFFECT OF CONFIRMATION OF THE PLAN	24
	A.Binding Effect of Confirmation	24
	B.Discharge of Debts	24
	C.Effect of Discharge	25
	D.Exculpation and Limitation of Liability	25
X.	CONCLUSION AND RECOMMENDATION	25

This disclosure statement (the “Disclosure Statement”) is filed in connection with the First Amended Plan of Reorganization for Western Water Company, dated December 29, 2005 (the “Plan”) filed by Western Water Company, debtor and debtor-in-possession (“the Debtor” or “Western Water”). The definitions in Article I of the Plan apply to the capitalized terms in the Disclosure Statement..

The purpose of this Disclosure Statement is to provide the Debtor’s creditors and equity interests with sufficient information about the Debtor and the Plan to enable them to make an informed judgment about the proposed Plan. This Disclosure Statement has been conditionally approved by the Court as containing information of a kind, and in sufficient detail, to enable Holders of Claims and Interests to make an informed judgment with respect to voting to accept or reject the Plan.

The information contained in this Disclosure Statement relies on the Debtor’s internal financial records for accuracy and has not been the subject of a certified audit. The Debtor has made every effort to be accurate; however, the Debtor does not warrant or represent that the information contained herein is without any inaccuracies. Each Holder of a Claim or Interest should review the entire Plan before casting a ballot.

I.	SUMMARY OF THE PLAN

A. Overview

The Plan provides for cash payment in full of all Allowed Claims of all creditors, with postpetition interest at the applicable federal judgment interest rate of 3.32% per annum. All existing equity interests in the Debtor will be cancelled, and all or some of the current holders of the Debtor’s preferred stock will become the new common shareholders of the Debtor. After reorganization, the Debtor will no longer be a public company.

B. Summary of Claims and Treatment in Plan

The chart below briefly summarizes the treatment of various classes of Claims and Interests under the Plan. Actual amounts of Allowed Claims and Allowed Interests may vary. For a complete description of the classification and treatment of Allowed Claims and Allowed Interests, all parties should review the Plan.

Estimated Amount of
Class	Description	Claims/Interests	Treatment
Cash payment for
		$918,000	100% of Allowed
Unclassified	Administrative Claims	(as of 11/30/05)	Claim

Cash payment for
100% of Allowed
Unclassified	Priority Tax Claims	$0	Claim

Cash payment for
100% of Allowed
Claim plus
Postpetition
Interest at 3.32%
1	Priority Wage Claims	$0	per annum

Taxes to be paid as
they become due;
all legal,
equitable and
contractual rights
2-A	Yuba County Tax Claims	$0	remain unaltered

Cash payment for
100% of Allowed
Claim plus interest
at contract rate,
or surrender of
collateral to
secured creditor,
2-B	Other Secured Claims	$0	at option of Debtor

Cash payment for
100% of Allowed
	General Unsecured		Claim plus
	Claims (excluding		Postpetition
	Debentures and		Interest at 3.32%
3-A	Promissory Notes)	$72,000	per annum

Cash payment for
100% of Allowed
Claim plus
Postpetition
Interest at 3.32%
3-B	Debenture Claims	$8.8million	per annum

Cash payment for
100% of Allowed
Claim plus
Post-Petition
Interest at 3.32%
3-C	Promissory Note Claims	$1.1million	per annum

New Common Stock to
be issued, or Cash
payment of
$260,000, at option
		$2.5 million	of shareholder;
		liquidation	Preferred Stock
4-A	Series F Preferred Stock	preference	cancelled

New Common Stock to
		$7.7 million	be issued;
		liquidation	Preferred Stock
4-B	Series C Preferred Stock	preference	cancelled

Old Common Stock
cancelled; no
	Other Equity Interests		Distributions or
	(including Old Common		other consideration
4-C	Stock)	8.4 million shares	will be paid

C. Effective Date of the Plan

The Plan will become effective on first business day after the Confirmation Order becomes final. The Debtor’s best estimate is that, assuming the Plan is confirmed promptly after the currently scheduled date for the Confirmation Hearing, the Effective Date of the Plan will likely occur in February 2006.

D. Source and Timing of Distributions

Cash distributions under the Plan will be funded by the Debtor, primarily from the net proceeds of the recent sale of the Debtor’s water rights and real property located in Douglas County, Colorado, known as the Cherry Creek Project. Distributions will be made on the Effective Date of the Plan, or as soon thereafter as practicable, as to all Claims that have been allowed by the Effective Date. The New Common Stock will also be issued to the current owners of preferred stock on the Effective Date.

II.	BACKGROUND OF WESTERN WATER

A.	Western Water and Its Business

The Debtor is a publicly held corporation, incorporated in Delaware, with its principal place of business in Point Richmond, California. The Debtor’s principal activity has been to acquire and develop water assets in California and Colorado. The Debtor believes that there is a growing demand for water resources in these areas and that the demand is expected to exceed the water resources currently available.

The Debtor, however, encountered significant regulatory obstacles in its attempts to develop and transfer water for delivery to potential customers in California. These regulatory obstacles were compounded by the electric energy crisis in California that caused many transfers to be uneconomic because of the high and unrecoverable cost of pumping water over long distances. The Debtor also faced significant competition in arranging water transfers from governmental agencies. In addition, the process for developing the regulatory framework and physical infrastructure necessary to complete commercial deliveries in Colorado took longer and cost more than originally anticipated.

1.	The Cherry Creek Project

At the time of the filing of the Chapter 11 case, the largest asset on the Debtor’s books consisted of real property, water rights and related assets in the Cherry Creek basin, Colorado, known as the “Cherry Creek Project.” The Cherry Creek Project incorporates tributary rights (stream diversion), nontributary water rights (right to pump ground water) and water storage sites which together provide a reliable water source to meet the needs of the rapidly-growing Douglas County communities in the South Denver metropolitan area.

The Cherry Creek Project was sold by the Debtor during the Chapter 11 case for $14 million, as discussed below.

2. The Yuba Goldfields Water Rights

The Debtor also has interests in land, mineral rights and water rights in Yuba County, known as the Yuba Goldfields Water Rights, which the Debtor carries on its books at a value of approximately $280,000. The Debtor has no estimate of the market value of the Yuba Goldfields Water Rights. The Yuba Goldfields Water Rights were obtained primarily through a quitclaim deed from the Debtor’s predecessor-in-interest, which was in the mining business and obtained the water rights in connection with its mining operations in the Yuba Goldfields. The Debtor has interests in a broad portfolio of riparian, appropriative and groundwater rights associated with the Yuba Goldfields.

The Yuba Goldfields Water Rights are accessible to both local agricultural distribution systems, including the Yuba County Water Agency’s South Yuba Canal which runs through the Goldfields, and the statewide water distribution system centered on the Sacramento/San Joaquin River Delta. Thus, water arising under the Yuba Goldfields Water Rights can be conveniently and economically conveyed to meet beneficial uses throughout California.

However, development of the Yuba Goldfields Water Rights presents a long-term, complex and expensive challenge, including significant regulatory hurdles. Development of the Yuba Goldfields Water Rights has been delayed by lengthy environmental and regulatory challenges. In April 2005, a proposed multi-party, global settlement called the Lower Yuba River Accords (the “Accords”) was announced. The Accords were approved, subject to environmental review, by the State Water Resources Control Board in June 2005. If the Accords are ultimately confirmed, their implementation could facilitate cooperative development of the Yuba Goldfields Water Rights. However, the Debtor is currently unable to estimate or predict the time or incremental investment that will be required to develop the Yuba Goldfield Water Rights to a point where they could generate significant revenue.

The real property holdings that are included in the Yuba Goldfield Water Rights are (1) a 22-acre parcel, on which the Company maintains its project office and several old, single-story industrial buildings and storage sheds and (2) a six-acre parcel within the Goldfields that was the refuse disposal site for the former town of Hammonton. Neither parcel is revenue generating, or, in the Debtor’s opinion, marketable except in conjunction with the Yuba Goldfields Water Rights. The 22-acre parcel is assessed by Yuba County for real property tax purposes at $150,000, and the six-acre parcel is assessed at $2,048. The water rights are separately assessed at a total of $120,000.

The Debtor also owns certain mineral rights underlying tracts of land in Butte and Sacramento Counties. The Debtor believes it is unlikely that there are commercially recoverable minerals under those tracts, and the Debtor has lacked the financial resources to undertake exploration for such minerals.

B. The Debtor’s Corporate Structure

The Debtor has approximately 8.4 million shares of common stock outstanding, which is publicly held and widely dispersed. Only one shareholder, a 12.4% shareholder (which is also an affiliate of the owners of a majority of the Series C Preferred Stock), holds 5% or more of the common stock of the Debtor.

In addition to the common stock, the Debtor has two classes of preferred stock, (a) the Series C Preferred Stock, of which there are approximately 7,708 shares outstanding with a stated value of $1,000 per share, held by 13 shareholders, and (b) the Series F Preferred Stock, of which there are approximately 2,533 shares outstanding with a stated value of $1,000 per share, held by one shareholder.

The Series C Preferred Stock provides for annual dividends of 7.25% of the stated value per share, payable semi-annually in arrears in January and July, has a liquidation preference equal to the stated value plus any declared but unpaid dividends, and is subject to mandatory redemption, at the option of the holder, in 2006 and 2007 at a redemption price equal to the liquidation preference. The Series F Preferred Stock provides for annual dividends of 6% of the stated value per share, payable semi-annually in arrears in January and July, which may be paid either in cash or in additional shares of Series F Preferred Stock at the discretion of the Board of Directors. The Series F Preferred Stock has a liquidation preference equal to the stated value of $1,000 per share, plus any declared but unpaid dividends, and is subject to mandatory redemption, at the option of the holder, in 2010 and 2011 at a redemption price equal to the liquidation preference. In the event of a liquidation of the Debtor, the holders of the Series C Preferred Stock and Series F Preferred Stock share pari passu if the assets of the Debtor are insufficient to pay their respective liquidation preferences in full.

There are no declared but unpaid dividends on any of the Series C Preferred Stock or Series F Preferred Stock. The total stated value of all of the Series C Preferred Stock, which is also the total liquidation preference and total mandatory redemption obligation of the Series C Preferred Stock, is approximately $7.7 million. The total stated value of all of the Series F Preferred Stock, which is also the total liquidation preference and total mandatory redemption obligation of the Series F Preferred Stock, is approximately $2.5 million.

C. Reason for Chapter 11 Filing

The Debtor was unable to generate revenue from operations sufficient to sustain operations and meet its on-going obligations. The Debtor was forced to sell assets to generate cash to sustain operations, develop and market the Cherry Creek Project, and protect the Debtor’s other assets. The Debtor sold most of its readily saleable assets in California and therefore retained fewer and less liquid assets to generate cash flow or sale proceeds in the future.

The Debtor determined that it was necessary to seek Chapter 11 protection to defer currently due obligations pending marketing and orderly sale of the Cherry Creek Project.

III.	THE CHAPTER 11 PROCEEDINGS

The Debtor filed its Chapter 11 case on May 24, 2005. Since the Petition Date, the Debtor has continued to operate its business and manage its property as a debtor-in-possession.

A. Management of the Debtor

Michael Patrick George, the Debtor’s chief executive officer since 1998, was designated by the Debtor as its Responsible Officer for the Chapter 11 case. The Board of Directors during the Chapter 11 case consists of Dennis J. Kenny and Reginald M. Norris, Jr., who have been directors since March 2004, and Mr. George, who has been a director since 1998. The Debtor has been represented by the law firm of Morrison & Foerster, LLP as its counsel during the Chapter 11 case.

B. Creditors Committee

On June 8, 2005, the U.S. Trustee appointed a Creditors Committee to represent the interests of unsecured creditors. The Creditors Committee has three members, Empire Insurance Company, which has been represented on the Committee by Michael DeKler; T. Rowe Price Associates, Inc., which has been represented on the Committee by Hubert M. Stiles, Jr.; and Christopher Johnson, who has been represented on the Committee by Neil J. Burmeister. The Creditors Committee retained Stutman, Triester & Glatt, Professional Corporation, as its counsel in the Chapter 11 case.

C. Post-Petition Financing

By order entered on June 30, 2005, the Court authorized the Debtor to obtain up to $1,040,000 in postpetition financing (the “DIP Loan”) from Citywide Banks, a Colorado bank, and to grant to Citywide Banks liens and security interests in the Cherry Creek Project. The DIP Loan closed on August 26, 2005. The DIP Loan was repaid in full on November 17, 2005 from the proceeds of sale of the Cherry Creek Project, discussed below, and all liens and security interests granted to Citywide Banks were released.

D. Sale of Cherry Creek Project

Following the filing of the Chapter 11 case, the Debtor continued its marketing efforts, which commenced in early 2005, to sell the Cherry Creek Project. On July 1, 2005, the Court entered an order approving the Debtor’s agreement with General Capital Partners, LLC and Garald L. Barber to serve as restructuring advisers and real estate broker to assist the Debtor in selling the Cherry Creek Project. The agreement with the brokers provided for them to receive a transaction fee or commission based on the amount of the gross sale proceeds realized from the Cherry Creek Project.

The brokers and the Debtor’s management contacted over 200 parties and executed confidentiality agreements with a total of 28 interested parties who conducted due diligence on the Cherry Creek Project. After an intensive marketing effort, the Debtor entered into an asset purchase agreement with a “stalking horse” purchaser, which included purchase of not only the Cherry Creek Project but substantially all assets of the Debtor, for a total purchase price of $13.2 million, subject to overbids. The Debtor filed a motion on September 7, 2005 for approval of Bid Procedures to be implemented to seek overbids through an auction process. Prior to the hearing on the Debtor’s motion, the “stalking horse” exercised a right to terminate its agreement with the Debtor, after which the Debtor amended its motion and Bid Procedures to provide for an auction of the Cherry Creek Project only, without a “stalking horse.”

The Court on October 5, 2005 entered an order approving the Debtor’s requested Bid Procedures for an auction for the Cherry Creek Project, with a minimum purchase price of $14 million. The Debtor received one qualifying bid of $14 million before the bid deadline from the Cherry Creek Project Water Authority (“CCPWA”), a public water authority formed under Colorado statutes consisting of four Colorado water and sanitation districts. The Debtor entered into an asset purchase agreement, dated as of October 14, 2005, to sell the Cherry Creek Project to CCPWA for $14 million, all cash.

The sale to CCPWA was approved by the Court by order entered on October 25, 2005. The sale closed on November 17, 2005.

IV.	ASSETS AND LIABILITIES

A. Assets

Based on book values, the Debtor has assets valued at approximately $13.7 million, as of November 30, 2005. Debtor’s primary asset consists of cash of approximately $13 million, mostly derived from the proceeds of sale of the Cherry Creek Project. The Debtor’s other assets consist of the Yuba Goldfields Water Rights and related assets with a book value of approximately $280,000, two promissory notes receivable with a total face value of approximately $244,000, and miscellaneous other assets with a total book value of approximately $150,000. The Debtor’s estimate of the liquidation value of its assets, for comparison of the Plan to a Chapter 7 liquidation, is discussed in Section VIII.B. below.

B. Prepetition Claims or Potential Claims

The Debtor believes that it has a potential antitrust claim arising out of a prior business as a water wholesaler in California during the period between 1998 and 2003. The Debtor believes that its business was damaged by the concerted efforts of the Metropolitan Water District of Southern California, the California Department of Water Resources and the U.S. Bureau of Reclamation, and that such activity violated state and federal antitrust laws and was not protected by government immunity. However, the Debtor has not had the financial resources to pursue the claim or obtain an independent analysis of the validity or potential value of the claim, and is not able to assign any value to the claim. The potential claim will be retained under the Plan, in case the Reorganized Debtor determines that it would be worthwhile to investigate and pursue the claim.

The Debtor is a member of a plaintiff class certified in a California class action lawsuit, titled Slemmer v. Fontana Union Water Company, et al., Case No. SCVSS 085856, pending in the San Bernardino Superior Court, brought on behalf of former shareholders of Fontana Union Water Company. The plaintiffs allege that actions of the defendant, Kaiser Ventures Inc., deprived the plaintiffs of a substantial portion of the intrinsic value of their shares when the shares were sold in a transaction negotiated and promoted by the defendant. The Debtor is not able to evaluate the merits of the claim or when, if ever, the claim will result in a recovery to the Debtor, and consequently the Debtor assigns no present value to the claim.

C. Postpetition Liabilities

The Debtor is current on its postpetition trade debt, and its largest post-petition liability, the DIP Loan, has been repaid. However, the Debtor has substantial accrued postpetition legal fees, totaling approximately $416,000, as of November 30, 2005, for services of the Debtor’s counsel and counsel for the Creditors Committee, but a substantial portion of the accrued fees of the attorneys for the Debtor and Creditors Committee have been paid since that date or will be paid before the Effective Date, which will correspondingly reduce the Debtor’s cash position.

The Debtor will also owe a $500,000 retention/incentive bonus to Mr. George, which he is entitled to receive if two conditions are met: (1) the Debtor confirms and implements a plan of reorganization (or an alternative achieving the same result occurs) by which all unsecured creditors of the Debtor are paid 100% of their allowed claims; and (2) Mr. George continues his employment with the Debtor until the earlier of (a) the confirmation of a plan of reorganization, or (b) his employment is terminated at the will of the Board of Directors. The retention/incentive bonus was approved by the Court by order entered on June 30, 2005.

D. Prepetition Liabilities

The Debtor owes approximately $10 million in prepetition liabilities. The Debtor has no prepetition secured debt, except the statutory lien of Yuba County for property taxes, which are current. The Debtor’s primary prepetition liability consists of approximately $8.8 million in principal and accrued interest, as of the Petition Date, owed to 16 creditors holding the Debtor’s unsecured 9% Convertible Subordinated Debentures (the “Debentures”) which were issued in September 1995 and matured on September 30, 2005. The Debentures bear interest at 9% per year, payable semi-annually on September 30 and March 31 each year. The Debtor did not make the interest payments due on March 31, 2005.

The Debtor also owes approximately $1.1 million in principal and accrued interest, as of the Petition Date, to 13 holders of unsecured promissory notes (the “Promissory Notes”), consisting of the Amended Promissory Notes executed by the Debtor dated December 7, 2004 and the Promissory Notes executed by the Debtor dated January 26, 2005. All of the Promissory Notes matured on October 1, 2005. The Promissory Notes were issued to holders of the Series C Preferred Stock who loaned the Debtor the funds necessary to pay the semi-annual dividends due and payable on the Series C Preferred Stock in July 2003, January 2004, July 2004 and January 2005. The Promissory Notes bear interest at 2% per annum, compounded semi-annually in January and July of each year and payable with the principal on the maturity date.

Other than the indebtedness on the Debentures and Promissory Notes, the Debtor’s prepetition liabilities consist of approximately $36,000 in trade debt and approximately $36,000 owed to Mr. George for accrued vacation. All other prepetition employee wage, vacation and benefit claims were paid by the Debtor after the Petition Date pursuant to authorization of the Court.

V.	THE PLAN OF REORGANIZATION

The following is a summary of the treatment of various Classes of Claims and Interests under the Plan, and not a complete statement of the provisions of the Plan. Creditors and other interested parties should read the entire Plan for the full and complete statement of its terms and conditions. The summary that follows is not deemed to limit, qualify or otherwise interpret the provisions of the Plan. In case of any apparent discrepancy between the Plan and the summary contained in this Disclosure Statement, the language of the Plan shall control.

A. Classification and Treatment of Claims and Interests

Under the Plan, Claims and Interests are divided into Classes, except as to categories of claims that under the Bankruptcy Code are not classified. A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes.

1.	Administrative Claims, Including Professional Fee Claims (Unclassified)

Description: Administrative Claims consist of Claims specified in Section 503(b) of the Bankruptcy Code and entitled to priority under Section 507(a)(2) of the Bankruptcy Code. Administrative Claims consist of liabilities incurred by the Debtor after the Petition Date, including expenses of preserving the Debtor’s Estate and operating its business, Professional Fee Claims of attorneys employed by the Debtor and the Creditors Committee, Mr. George’s bonus and fees owed to the United States Trustee.

Estimated Amount: During the pendency of the Chapter 11 case, the Debtor has paid its postpetition obligations incurred in the ordinary course of business. Accordingly, the Debtor expects that all postpetition trade debt payable prior to the Effective Date will have been paid as of such date. The Debtor is also current on payment of U.S. Trustee’s fees. The Debtor estimates that unpaid Administrative Expenses total approximately $918,000, as of November 30, 2005, without reduction for professional fees paid since November 30, 2005 or that may be paid prior to the Effective Date. Professional fees will continue to accrue through the Effective Date.

Summary of Treatment: The Plan provides for 100% payment of Allowed Administrative Claims other than Professional Fee Claims, in Cash on the Effective Date, except that liabilities incurred in the ordinary course of business will be paid in the ordinary course of business. Professional Fee Claims will be paid in such amounts as allowed by the Court upon entry of a Final Order approving such payment.

2.	Priority Tax Claims (Unclassified)

Description: Priority Tax Claims consist of certain taxes on income and gross receipts, which are entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

Estimated Amount: The Debtor does not believe that there are or will be any Allowed Priority Tax Claims.

Summary of Treatment: The Plan provides for 100% payment of Allowed Priority Tax Claims in Cash on the Effective Date.

3.	Class 1. Priority Wage Claims

Description: Class 1 consists of Priority Wage Claims, which are wages and employee benefits owed to employees of the Debtor, up to a maximum of $10,000 per employee and earned within 180 days before the Petition Date, that are entitled to priority under Section 507(a)(4) and (5) of the Bankruptcy Code.

Estimated Amount: Pursuant to an order of the Court entered after the Petition Date, the Debtor was authorized to pay all prepetition wages and benefits owing to employees of the Debtor, except for vacation pay accrued and owing to Mr. George, which exceeds the $10,000 limit for Priority Wage Claims. Therefore, the Debtor does not believe there are or will be any Allowed Priority Wage Claims.

Summary of Treatment: The Plan provides for 100% payment of Allowed Priority Wage Claims in Cash on the Effective Date, plus interest at the Postpetition Interest Rate of 3.32% per annum from the Petition Date to the payment date.

4.	Class 2-A. Secured Real Property Taxes — Yuba County

Description: Class 2-A consists of the Claims of the Yuba County Tax Collector, or other government official responsible for the collection of real property taxes in Yuba County, for real property taxes assessed against and secured by a Lien on the land, water rights and mineral rights owned by the Debtor in Yuba County.

Estimated Amount: The Debtor estimates real property taxes on its real property interests in Yuba County are approximately $4,310 per year. All real property taxes will be current as of the Effective Date.

Summary of Treatment: The Plan provides that all real property taxes constituting the Class 2-A Claims will be paid as they become due, and all legal, equitable and contractual rights of the Holder of the Class 2-A claims, including Lien rights, will remain unaltered by the Plan.

5.	Class 2-B. Other Secured Claims

Description: Class 2-B consists of any other Secured Claims, other than the Class 2-A Claims for Yuba County real property taxes, secured by a Lien on any property of any kind of the Debtor.

Estimated Amount: The Debtor does not believe there are any Secured Claims in Class 2-B.

Summary of Treatment: If there are any Allowed Class 2-B Claims, the Plan provides that the secured creditor will receive, at the sole election of the Debtor, either (a) 100% payment of the Allowed Class 2-A Claims in Cash on the Effective Date, with interest at the contract rate, or if no interest rate is specified, at the Postpetition Interest Rate of 3.32% per annum, from the Petition Date to the date of payment, or (b) the Debtor will abandon, relinquish and transfer the collateral to the secured creditor.

6.	Class 3-A. General Unsecured Claims Other Than Debenture Claims and Promissory Note Claims

Description: Class 3-A consists of General Unsecured Claims other than Debenture Claims and Promissory Note Claims. Class 3-A Claims include unpaid prepetition trade claims, executory contract rejection claims, if any, and the unpaid prepetition vacation accrual of Mr. George.

Estimated Amount: The Debtor estimates that Allowed Class 3-A Claims will total approximately $72,000. The estimated total assumes that there will be no allowed damage claims arising from rejection of executory contracts.

Summary of Treatment: The Plan provides for 100% payment of Allowed Class 3-A Claims in Cash on the Effective Date, with interest at the Postpetition Interest Rate of 3.32% per annum from the Petition Date to the date of payment.

7.	Class 3-B. Debenture Claims

Description: Class 3-B consists of Claims based on the Debentures.

Estimated Amount: The Debtor estimates that Allowed Class 3-B Claims will total approximately $8.8 million.

Summary of Treatment: The Plan provides for 100% payment of Allowed Class 3-B Claims in Cash on the Effective Date, with interest at the Postpetition Interest Rate of 3.32% per annum from the Petition Date to the date of payment.

8.	Class 3-B. Promissory Note Claims

Description: Class 3-B consists of Claims based on the Promissory Notes.

Estimated Amount: The Debtor estimates that Allowed Class 3-C Claims will total approximately $1.1 million.

Summary of Treatment: The Plan provides for 100% payment of Allowed Class 3-C Claims in Cash on the Effective Date, with interest at the Postpetition Interest Rate of 3.32% per annum from the Petition Date to the date of payment.

9.	Class 4-A. Series F Preferred Stock Interests

Description: Class 4-A consists of the Interests based on the Series F Preferred Stock.

Estimated Amount: The Debtor estimates that there are approximately 2,553 shares of Series F Preferred Stock outstanding, with a stated value of $1,000 per share, which have a total stated value and liquidation preference of approximately $2.5 million.

Summary of Treatment: On the Effective Date, the Series F Preferred Stock will be cancelled. The Holder of the Series F Preferred Stock will receive 24.74% of the New Common Stock to be issued by the Debtor, provided, however, that the Holder may elect, by written notice delivered to the Debtor on or before the date and time of the Confirmation Hearing, to receive a Cash payment in the amount of $260,000 in lieu of New Common Stock.

10.	Class 4-B. Series C Preferred Stock Interests

Description: Class 4-B consists of the Interests based on the Series C Preferred Stock.

Estimated Amount: The Debtor estimates that there are approximately 7,708 shares of Series F Preferred Stock outstanding, with a stated value of $1,000 per share, which have a total stated value and liquidation preference of approximately $7.7 million.

Summary of Treatment: On the Effective Date, the Series C Preferred Stock will be cancelled, and the Holders of the Series C Preferred Stock will receive 75.26% of the New Common Stock to be issued by the Reorganized Debtor, pro rata based on their current holdings of Series C Preferred Stock. If the Holder of the Series F Preferred Stock elects a Cash payment instead of New Common Stock, then the Holders of the Series C Preferred Stock will receive 100% of the New Common Stock..

11.	Class 4-C. Other Equity Interests

Description: Class 4-C consists of any other equity interests in the Debtor, including the Interests of the Holders of the Old Common Stock of the Debtor.

Estimated Amount: The Debtor estimates that there are approximately 8.4 million shares of Old Common Stock outstanding.

Summary of Treatment: Class 4-C Interests will not receive any distributions or other consideration or retain any equity interests in the Debtor under the Plan. On the Effective Date, all Old Common Stock of the Debtor will be cancelled, and all rights and interests of Holders of Class 4-C Interests will be extinguished and terminated.

VI.	IMPLEMENTATION OF THE PLAN

A.	Continuation of the Debtor; Corporate Governance

The Debtor will continue in existence as the Reorganized Debtor and will continue to be organized and incorporated under the laws of the State of Delaware. The initial Board of Directors of the Reorganized Debtor will consist of its current directors, Dennis J. Kenny, Reginald M. Norris, Jr. and Michael Patrick George. The Debtor’s current Chief Executive Officer, Michael Patrick George, will be the Chief Executive Officer of the Reorganized Debtor. The directors and officers will continue in their current capacities until they are replaced or their services are terminated pursuant to the provisions of the Certificate of Incorporation or Bylaws of the Reorganized Debtor or applicable state corporation law. The compensation to be paid to Mr. George as Chief Executive Officer will be determined by agreement between the directors and Mr. George after Confirmation and may include an equity interest in the Reorganized Debtor.

B.	Cancellation of Existing Equity Interests; Issuance of New Common Stock

On the Effective Date, all existing equity interests, including the Series C Preferred Stock, Series F Preferred Stock and Old Common Stock of the Debtor, will be automatically cancelled and be of no further force or effect. The Reorganized Debtor will issue and distribute New Common Stock to the current holders of the Series C Preferred Stock and Series F Preferred Stock, unless the holder of the Series F Preferred Stock elects the cash payment provided to it under the Plan. The total number of shares of New Common Stock to be issued will be determined by the Board of Directors.

C.	Restrictions on Transfer of New Common Stock

The New Common Stock will contain a legend that no transfers of New Common Stock, and no agreements providing for the transfer of New Common Stock or any option, warrant or other right to acquire the New Common Stock, shall be permitted within three years of the Effective Date unless either (1) a more likely than not opinion of tax counsel of the transferor, satisfactory to the Reorganized Debtor, is rendered that such transfer of New Common Stock will not result in a change of ownership under the provisions of Section 382 of the Internal Revenue Code and regulations thereunder, or (2) the Board of Directors waives the foregoing condition. . The Board of Directors may, from time to time, adopt such additional procedures with respect to and impose such further limitations on the transferability of the New Common Stock, or any other classes of common stock that are authorized and issued, as it may in good faith deem reasonable and desirable to protect and maintain the tax attributes of the Reorganized Debtor.

D.	Revesting and Disposition of Assets

On the Effective Date, the property of the Debtor’s Estate, except for the Cash to be held in the Distribution Account, will revest in the Reorganized Debtor, free and clear of all Claims and Interests and Liens, except as specifically provided in the Plan or the Confirmation Order. After the Effective Date, the Reorganized Debtor may use, sell, liquidate, abandon or otherwise dispose of any assets of the Debtor (or decline to do any of the foregoing), without approval of the Court or notice to any Persons.

E. Distribution Account

On or before the Effective Date, the Debtor or Reorganized Debtor will establish the Distribution Account, which will be maintained by the Reorganized Debtor and will hold sufficient Cash to (1) make all Distributions of Cash required under the Plan; and (2) reserve for Disputed Claims under the Plan. The Distribution Account will be held in trust solely for the benefit of Holders of Allowed Claims and Disputed Claims, and, if applicable, the Holder of the Series F Preferred Stock, and will require two signatures for all withdrawals over $10,000. Upon (1) completion of Distributions of Cash required under the Plan, (2) resolution of all Disputed Claims, and (3) if any Distributions of Cash have been returned to the Reorganized Debtor as undeliverable or unclaimed, the expiration of the deadline under the Plan for asserting a claim for an undeliverable or unclaimed Distribution, any remaining amounts in the Distribution Account will be returned to and will vest in the Reorganized Debtor.

F. Claims Objection Deadline

The deadline for filing objections to Claims and Interests will be the Effective Date, unless the deadline is extended by an order of the Court. Any Claim or Interest to which no timely objection has been filed shall be deemed an Allowed Claim or Allowed Interest. If an objection to a Claim or Interest is filed on or before the Effective Date, such Claim or Interest will be a Disputed Claim or Distributed Interest and will not receive a Distribution on the Effective Date. No Distributions will be made on a Disputed Claim or Disputed Interest unless and until all objections to such Disputed Claim or Disputed Interest have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim or Disputed Interest, or some portion thereof, becomes an Allowed Claim or Allowed Interest.

G. Preservation of Retained Claims

Except as otherwise provided in this Plan or the Confirmation Order, all Retained Claims, including Avoidance Actions, will be retained by and will be enforceable by the Reorganized Debtor, and any recoveries from Retained Claims, including Avoidance Actions, will be retained by the Reorganized Debtor. From and after the Effective Date, the Reorganized Debtor may enforce, sue on, settle, compromise, abandon or release (or decline to do any of the foregoing) all Retained Claims of the Debtor without approval of the Court or notice to any Persons.

H.	Creditors Committee

The Creditors Committee will continue in place until the Effective Date. On the Effective Date, the Creditors Committee will be dissolved and the duties and powers of the Creditors Committee will terminate, except with respect to any applications for award of compensation and reimbursement of expenses to the members of the Committee and any Professionals retained by the Creditors Committee for services rendered prior to the Effective Date.

I.	Notices After the Effective Date

After the Effective Date, all notices, motions or applications for which creditors and parties in interest may be entitled to notice under Bankruptcy Rules 2002 will be required to be served only on (a) the U.S. Trustee, (b) the Reorganized Debtor, (c) counsel for the Reorganized Debtor, and (d) those Persons who file with the Court and serve on the Reorganized Debtor a request, which includes such Person’s name, contact person, address, telephone number and facsimile number, that such Person receive notices of post-Effective Date matters. Persons who had previously filed with the Court requests for special notice of the proceedings and other filings in the Case will not receive notice of post-Effective Date matters unless they file new requests for notice.

VII.	CONFIRMATION PROCEDURES

A. Voting on the Plan

In order to vote on the Plan, parties voting must complete the ballot sent with this Disclosure Statement and return it to the following address so that it is actually received by 5:00 p.m. Pacific Time on January 30, 2006:

Morrison & Foerster LLP

425 Market Street, 33rd Floor

San Francisco, CA 94105

FAX (415) 268-7522

Attention: Heather Adler

Ballots will be accepted by personal delivery, mail, overnight courier or by FAX. Ballots will not be accepted as an e-mail attachment. Only those ballots returned in a timely manner will be counted in determining whether a Class has accepted or rejected the Plan.

B. Acceptances Necessary for Confirmation

1.	Impaired Classes of Claims and Interests

Classes 4-A and 4-B are Impaired under the Bankruptcy Code and are entitled to vote to accept or reject the Plan. Classes 1, 2-A, 2-B, 3-A, 3-B and 3-C are Unimpaired under the Bankruptcy Code and are deemed to have accepted the Plan and, therefore, are not entitled to vote to accept or reject the Plan. Class 4-C is Impaired, but is deemed to have rejected the Plan and, therefore, is not entitled to vote to accept or reject the Plan.

2.	Acceptance By Impaired Classes

An Impaired Class of Claims entitled to vote shall have accepted the Plan if (1) the Holders of at least two-thirds in amount of the Allowed Claims actually voting in the Class have voted to accept the Plan, and (2) the Holders of more than one-half in number of the Allowed Claims actually voting in the Class have voted to accept the Plan. There is no Impaired Class of Claims under the Plan. An Impaired Class of Interests entitled to vote shall have accepted the Plan if the Holders of at least two-thirds in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

3.	Confirmation Without Acceptances of All Classes (Cramdown)

To the extent necessary, the Debtor will request confirmation of the Plan under Section 1129(b) of the Bankruptcy Code. Section 1129(b) provides that even if one or more Classes of Claims or Interests reject the Plan, or are deemed to have rejected the Plan, the Court may confirm the Plan if it finds that at least one impaired Class of Claims has voted to accept the Plan, without considering any acceptance of the Plan by an insider, and that the Plan does not discriminate unfairly and is “fair and equitable” as to each impaired Class of Claims or Interests that has not accepted the Plan.

Under Section 1129(b) of the Bankruptcy Code, a Plan is “fair and equitable” to a non-assenting Class if (1) those in a non-assenting impaired Class of Claims either receive or retain property having a value, as of the Effective Date, equal to the allowed amount of their Claims, and (2) those in a non-assenting impaired Class of Interests receive or retain property having a value, as of the Effective Date, equal to the greatest of (a) any fixed liquidation preference of their Interest, (b) any fixed redemption price for their Interest, or (c) the value of such Interest, or, alternatively, (3) with respect to both Claims and Interests, if the non-assenting Class receives less than the value required, no Holders of Claims or Interests with a lower priority will receive or retain any property under the Plan on account of such junior Claims or Interests.

C. Objections to Confirmation

All objections to Confirmation of the Plan must be in writing, must state the basis for the objection, must be filed with the Court and must be served upon:

Attorneys for the Debtor	Attorneys for the Creditors Committee

Morrison & Foerster LLP 425 Market Street, 33rd Floor San Francisco, California 94105-2482 Attention: Patricia S. Mar	Stutman, Treister & Glatt Professional Corp. 1901 Avenue of the Stars, 12th Floor Los Angeles, California 90067 Attention: Alan Pedlar

U.S. Trustee

Office of U.S. Trustee 1301 Clay Street, Suite 690N Oakland, CA 94612-5217

in such manner as will cause such objections to be filed and received on or before 5:00 p.m. Pacific Time on January 30, 2006.

D. Confirmation Hearing

Pursuant to Section 1128 of the Bankruptcy Code, the Court has scheduled a Confirmation Hearing to consider the Plan on February 6, 2006 at 2:00 p.m.. The Confirmation Hearing will be held before the Honorable Leslie Tchaikovsky in Courtroom No. 220, United States Bankruptcy Court, 1300 Clay Street, Oakland, California. The Confirmation Hearing may be adjourned from time to time by the Court without further notice other than by announcement of the next adjourned date at the Confirmation Hearing or any adjourned Confirmation Hearing. At or after the Confirmation Hearing or any adjourned Confirmation Hearing, the Court will enter an order confirming the Plan if sufficient acceptances have been received from the Classes of Claims and Interests entitled to vote on the Plan and if all other statutory requirements have been satisfied.

VIII.	PLAN CONFIRMATION ISSUES

A. Feasibility of the Plan

As a condition to Confirmation, the Bankruptcy Code requires that Confirmation is not likely to be followed by a Chapter 7 liquidation or the need for further financial reorganization. This requirement is commonly referred to as the “feasibility” requirement of Section 1129(a)(11) of the Bankruptcy Code.

The Debtor estimates that the cash payments under the Plan will require approximately $11.4 million. The Debtor has unrestricted cash of approximately $13 million, as of November 30, 2005, and expects that as of the Effective Date, it will continue to have sufficient cash to fund all cash payments required under the Plan. Satisfaction of the Debtor’s obligations under the Plan will not be dependent on the future operations or income of the Reorganized Debtor or on further liquidation of the Debtor’s assets. Thus, the Plan poses no feasibility issues as to the Debtor’s ability to perform its obligations under the Plan.

B. Chapter 7 Liquidation Analysis

Notwithstanding acceptance of the Plan by each impaired Class of Claims and Interests, Section 1129(a)(7) of the Bankruptcy Code requires that to be confirmed, the Plan must provide to each non-accepting holder of a Claim or Interest property of a value, as of the Effective Date of the Plan, at least equal to the amount such creditor or shareholder would receive or retain if the Debtor is liquidated under Chapter 7 of the Bankruptcy Code. This test is often referred to as the “best interest of creditors” test, although the requirement applies to equity security holders as well as to creditors. The Debtor believes that the Plan satisfies the “best interest” test and provides all creditors and shareholders no less in value than they would receive in a Chapter 7 liquidation.

The Plan indisputably meets the “best interest” test as to all creditors, as the Plan provides for 100% payment, plus postpetition interest at the applicable federal judgment interest rate, of all Allowed Claims of creditors. Creditors would not receive more under a Chapter 7 liquidation. Furthermore, in a Chapter 7 liquidation, there would likely be substantial delay before any payments are made to creditors, whether they be Chapter 11 administrative creditors or prepetition creditors, as a Chapter 7 trustee would have to be appointed, and no payments would likely be made to creditors until the Chapter 7 trustee has completed the liquidation of the Debtor’s assets, investigated and resolved all creditor claims, and filed the trustee’s final report.

The Debtor believes that the “best interest” test has relevance only as to the preferred shareholders. Attached as Exhibit A hereto is a summary of the Debtor’s analysis of the liquidation value of its assets, as of the Effective Date of the Plan, after the projected payments to creditors under the Plan are completed. As indicated, in a Chapter 7 liquidation, the net liquidation value of the Debtor’s remaining assets, after estimated selling costs based on 10% of the value of the unliquidated assets, is estimated to be approximately $1,270,000. However, such net liquidation value does not take into account the substantial fees and costs of a Chapter 7 trustee.

A Chapter 7 trustee would be entitled to a statutory fee of up to 3% on all distributions made by the trustee, which would include distributions to creditors, even though the Debtor has substantial cash reserves available for immediate payment of creditors. Thus, if no plan is confirmed, and creditors were to be paid through a Chapter 7 case, the trustee would be entitled to fees of up to 3% on the cash of over $11 million that the Debtor expects to pay to Chapter 11 administrative creditors and prepetition creditors under the Plan. The statutory Chapter 7 trustee fees would substantially reduce the value of the Debtor’s assets available for the preferred shareholders.

Furthermore, a Chapter 7 trustee would likely need to employ attorneys, and possibly accountants, at the expense of the estate, to assist the trustee in the administration of the Chapter 7 case. The trustee and the trustee’s attorneys would need to spend significant time familiarizing themselves with the Debtor, the Debtor’s assets and any legal issues surrounding the case, which would necessarily, to some degree, duplicate the work previously performed by, and the knowledge previously acquired by, the Debtor’s management and attorneys. Based on all of the foregoing considerations, the Debtor believes that a Chapter 7 liquidation would cost more and yield less value for the preferred shareholders than the Plan.

The Plan provides flexibility for the new equity owners to determine the future direction of the Reorganized Debtor, including whether to hold, sell or develop its remaining assets. Thus, if the new owners of the Reorganized Debtor decide that it is in their best interests to liquidate the Reorganized Debtor’s remaining assets or the corporation itself, they can do so under the Plan without the added expenses of a Chapter 7 case. The Plan therefore preserves more value for the holders of the preferred stock, as the new equity owners of the Reorganized Debtor, than they would realize in a Chapter 7 liquidation and thus satisfies the “best interest” test as to the holders of preferred stock.

The Plan also provides the holder of the Series F Preferred Stock with an option to receive a $260,000 cash payment for its equity interest, in lieu of receiving New Common Stock under the Plan. The amount of the cash payment is a reasonable approximation, with a cash discount, of the Series F Preferred Stock’s proportionate share of the estimated liquidation value of the Debtor’s assets available for preferred shareholders shown in Exhibit A, and because the cash payment is not reduced by the potential fees and costs of a Chapter 7 trustee, provides the holder of the Series F Preferred Stock with a higher liquidation payment than the holder would likely receive in a Chapter 7 liquidation.

Nor would a Chapter 7 liquidation benefit the Debtor’s current common stockholders, who hold the Old Common Stock. The liquidation preferences of the preferred shareholders total approximately $10.2 million. The net liquidation value of the Debtor’s assets, even without considering the fees and expenses of the Chapter 7 trustee, falls far short of the amount needed to pay the liquidation preferences of the preferred shareholders. Because the preferred shareholders’ combined liquidation preference is substantially in excess of the liquidation value of the Debtor’s residual assets (after providing for full payment of creditors), common stockholders could not realize any recovery from the liquidation of the Debtor. Although the common stockholders will receive or retain no property or other consideration under the Plan, they do not receive less under the Plan than they would receive in a Chapter 7 liquidation. Therefore, the Plan satisfies the “best interest” test with respect to the common stockholders.

IX.	EFFECT OF CONFIRMATION OF THE PLAN

A.	Binding Effect of Confirmation

Confirmation of the Plan will bind the Debtor, the Reorganized Debtor and all Holders of Claims and Interests whether or not (1) a Proof of Claim or Proof of Interest was filed or deemed filed pursuant to Section 501 of the Bankruptcy Code, (2) the Claim or Interest is Impaired under the Plan, (3) the Claim or Interest is an Allowed Claim or Allowed Interest, or (4) the Holder of the Claim or Interest has accepted the Plan.

B.	Discharge of Debts

The rights afforded under the Plan and the treatment of Claims and Interests under the Plan will be in exchange for, and in complete satisfaction, discharge and release of, all Claims against and Interests in the Debtor, the Reorganized Debtor, the Estate or their assets, regardless of whether the Holder of a Claim or Interest receives any Distribution or retains any property pursuant to the Plan on account of such Claim or Interest. Confirmation of the Plan will discharge the Debtor and Reorganized Debtor from all liability on account of Claims that arose at any time before Confirmation, including all debts specified in Sections 502(g), 502(h) and 502(i) of the Bankruptcy Code, whether or not (1) a Proof of Claim was filed or deemed filed pursuant to Section 501 of the Bankruptcy Code, (2) the Claim is an Allowed Claim, or (3) the Holder of the Claim has accepted the Plan.

C.	Effect of Discharge

Upon entry of the Confirmation Order, any Holder of a Claim that is discharged will be permanently enjoined from the commencement or continuation of any action, the employment of process, or other action, to collect, recover or offset any such discharged Claim from the Debtor, the Reorganized Debtor or the Estate or any of their assets.

D.	Exculpation and Limitation of Liability

Neither the Debtor, the Reorganized Debtor nor the Committee, or any of their respective members, officers, directors, employees, advisors, attorneys, or agents, shall have or incur any liability to any Holder of a Claim or an Interest, or any other party in interest, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Case, the solicitation of acceptances of the Plan, the pursuit of Confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct. Any cause of action asserted against the Debtor, the Reorganized Debtor or the Committee, or their respective members, officers, directors, employees, advisors, attorneys or agents, arising out of or related to the conduct of the Case, whether before or after the Effective Date, may be commenced only in the Court.

X.	CONCLUSION AND RECOMMENDATION

The Debtor believes that the Plan provides creditors and shareholders with the earliest and best recovery that can be realized on their Claims and Interests, and that confirmation and implementation of the Plan is in the best interests of all creditors and shareholders. The Debtor therefore urges all holders of Claims and Interests in the voting classes to accept the Plan and return their ballots by the deadline specified above.

Dated: December 29, 2005

Respectfully submitted,

WESTERN WATER COMPANY

By: _/s/ Michael Patrick George
Michael Patrick George
Chief Executive Officer

MORRISON & FOERSTER LLP

By: _/s/ Patricia S. Mar     _

Patricia S. Mar

Attorneys for Debtor

EXHIBIT A

TO DISCLOSURE STATEMENT

ESTIMATED LIQUIDATION VALUE OF ASSETS

as of the Effective Date, after Payment of Claims of Creditors

Description	Estimated Liquidation Value
Cash on Effective Date (Note 1)	$1,100,000
Yuba Goldfields Water Rights (and related interests)	100,000
Mineral Rights (Yuba, Butte and Sacramento Counties)	0
Promissory Notes (Note 2)	75,000
Furniture and Fixtures, Files and Equipment	3,500
Yuba South Canal Water Conveyance Fees (Note 3)	10,000
Retained Claims	0
Subtotal	$1,288,500

Less Estimated Cost of Liquidation (Note 4)	(18,850)

Net Liquidation Value before Chapter 7 Trustee’s and Trustee’s professionals’ fees	$1,269,650

Note 1: Estimate based on projected Effective Date of January 31, 2006, after payment of, or reserve for, Claims of creditors.

Note 2: Assumes immediate sale of two promissory notes owed to the Debtor with principal balances totaling $244,068.

Note 3: Yuba County Water Agency pays the Debtor a quarterly fee to transport water through a canal in which the Debtor owns water interests. The liquidation value is based on the estimated present value of the conveyance fees through 2007, when the payments will terminate.

Note 4: Based on 10% of the stated liquidation value of the unliquidated assets (i.e., all assets except cash).

THE ESTIMATED LIQUIDATION VALUES SET FORTH ABOVE ARE BASED ON THE OPINION OF THE DEBTOR’S MANAGEMENT, AND NO APPRAISALS HAVE BEEN OBTAINED BY THE DEBTOR IN CONNECTION WITH THIS DISCLOSURE STATEMENT. THE ESTIMATED LIQUIDATION VALUES MAY NOT BE RELIED ON AS A REPRESENTATION, GUARANTEE OR ASSURANCE OF THE ACTUAL RESULTS OF A LIQUIDATION OF THE DEBTOR’S ASSETS. .

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